[INVESCO ADVISERS]
December 27, 2010
Via EDGAR
Jeff Long
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Re:	AIM Counselor Series Trust (Invesco Counselor Series Trust) (File No. 333-170824)
AIM Equity Funds (Invesco Equity Funds) (File No. 333-170822)
AIM Funds Group (Invesco Funds Group) (File No. 333-170762)
AIM Growth Series (Invesco Growth Series) (File No. 333-170758)
AIM Investment Securities Funds (Invesco Investment Securities Funds) (File Nos. 333-170759, 333-170827)
AIM International Mutual Funds (Invesco International Mutual Funds) (File No. 333-170583)
AIM Sector Funds (Invesco Sector Funds) (File No. 333-170826)
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) (File No. 333-170757)
Dear Mr. Long:
     On behalf of the above named registrants (the “Registrants”), below you will find the Registrants’ responses to the comments conveyed by you via telephone on December 21, 2010, with regard to the Registrants’ Registration Statements on Form N-14 (the “N-14s”) filed on November 22 and November 24, 2010, and relating to the reorganization of certain Invesco Funds (the “Target Funds”) into other funds within the Invesco Family of Funds (the “Acquiring Funds”).
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrants’ response immediately below each comment. Any disclosure changes required by these responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”). Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the N-14s.

Jeff Long
December 27, 2010

Specific comments to the AIM Funds Group (Invesco Funds Group) N-14
1. Comment: For the Invesco Global Core Equity Fund reorganizations, footnote nine to the expense tables states that the Acquiring Fund’s distributor has agreed to waive distribution fees for Class B shares to the extent necessary to limit 12b-1 fees to 0.52% of average daily net assets, while note three under pro forma financial information states that the limit is 0.48%.
     Response: Note 3 to the Pro Forma financial information will be revised to show the limit at 0.52%
2. Comment: Please revise note five (repositioning costs) under pro forma financial information to reflect the transaction costs associated with the Invesco Global Core Equity Fund reorganizations.
     Response: The requested revisions will be made.
Specific comment to the AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) N-14
3. Comment: In the fee tables for the Invesco Van Kampen Municipal Income Fund reorganizations, the Acquiring Fund pro forma total expense ratios for Class A and Class Y shares are higher than the total expense ratios of the corresponding Invesco Tax-Exempt Securities Fund share classes. Ensure that disclosure elsewhere in the proxy statement/prospectus does not indicate that expense caps will be set at the level of the Target Fund’s current expense ratio or lower.
     Response: The Registrant has reviewed the disclosure in the proxy statement/prospectus and the accompanying “Dear Shareholder” letter regarding expense caps and has revised the disclosure as necessary to comply with this comment.
Specific comments to the AIM Counselor Series Trust (Invesco Counselor Series Trust) N-14
4. Comment: In the fee tables for the Invesco Van Kampen American Franchise Fund reorganizations, the Acquiring Fund pro forma total expense ratio for Class B shares is higher than the total expense ratio of the Invesco Van Kampen Capital Growth Fund for Class B shares. Ensure that disclosure elsewhere in the proxy statement/prospectus does not indicate that expense caps will be set at the level of the Target Fund’s current expense ratio or lower.
     Response: The Registrant has reviewed the disclosure in the proxy statement/prospectus and the accompanying “Dear Shareholder” letter regarding expense caps and has revised the disclosure as necessary to comply with this comment.

Jeff Long
December 27, 2010

5. Comment: Footnote four to the expense tables indicates that the expense cap for the Acquiring Fund’s Institutional Class shares is 0.80%, but the expense tables show a fee waiver of 0.19%, resulting in a total expense ratio of 0.52%. Please confirm and/or revise.
     Response: Invesco has confirmed that the Institutional class should not reflect any fee waivers and/or expense reimbursements and a Total Annual Operating Expense Ratio of 0.71%. The disclosure will be revised accordingly.
6. Comment: Provide supplemental accounting and performance survivor analysis described in the North American Security Trust no-action letter in connection with usage of the Invesco Van Kampen American Franchise Fund (acquiring fund) as the accounting and performance survivor of the Invesco Van Kampen Enterprise Fund and Invesco Van Kampen Capital Growth Fund.
     Response: As requested, supplemental information was provided.
Specific comment to the AIM International Mutual Funds (Invesco International Mutual Funds) N-14
7. Comment: In the fee tables for the Invesco International Growth Fund reorganizations, the Acquiring Fund pro forma total expense ratios for each share class is higher than the corresponding total expense ratios of the Invesco Van Kampen International Growth Fund share classes. Ensure that disclosure elsewhere in the proxy statement/prospectus does not indicate that expense caps will be set at the level of the Target Fund’s current expense ratio or lower.
     Response: The Registrant has reviewed the disclosure in the proxy statement/prospectus and the accompanying “Dear Shareholder” letter regarding expense caps and has revised the disclosure as necessary to comply with this comment.
Specific comment to the AIM Investment Securities Funds (Invesco Investment Securities Funds) N-14 filed November 24, 2010
8. Comment: In the fee tables for the Invesco High Yield Fund reorganization, the Acquiring Fund pro forma total expense ratio for Institutional Class shares is higher than the corresponding total expense ratio of the Invesco Van Kampen High Yield Fund for Institutional Class shares. Ensure that disclosure elsewhere in the proxy statement/prospectus does not indicate that expense caps will be set at the level of the Target Fund’s current expense ratio or lower.
     Response: The Registrant has reviewed the disclosure in the proxy statement/prospectus and the accompanying “Dear Shareholder” letter regarding expense caps and has revised the disclosure as necessary to comply with this comment.

Jeff Long
December 27, 2010

Specific comment to the AIM Equity Funds (Invesco Equity Funds) N-14
9. Comment: In note five to the pro forma financial information, disclose the estimated dollar amount of any gain or loss expected to be realized from repositioning the Invesco Financial Services Fund in connection with the reorganizations as of the date of the balance sheet.
     Response: The requested disclosure will be added.
     In connection with the Registrants’ responses to the SEC Staff’s comments on the N-14s, as requested by the Staff, the Registrants acknowledge that: (i) the Registrants are responsible for the adequacy of the disclosure in the Registrants’ filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at 713-214-4354 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Sheri Morris
Sheri Morris
Treasurer, Invesco Family of Funds